February 20, 2015

VIA EDGAR AND FEDERAL EXPRESS

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Maxim Integrated Products, Inc.
Form 10-K for the Fiscal Year Ended June 28, 2014
Filed August 18, 2014
File No. 001-34192

Dear Mr. Vaughn:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated January 28, 2015 (the “Comment Letter”), regarding the Staff’s review of the above-referenced Annual Report on Form 10-K of Maxim Integrated Products, Inc. (“we” or the “Company”). We have repeated the Staff’s comments below in italics and following each comment is our response thereto.

Form 10-K for the fiscal year ended June 28, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Provision for Income Taxes, page 28

1.
We note that your provision for income taxes was impacted by a $35.6 million one-time benefit for fixed asset Federal tax basis adjustments generated by prior year depreciation expense that did not provide a tax benefit in prior years. Please explain to us in more detail the facts and circumstances surrounding the basis adjustment, including the factors that led to the basis adjustment being recorded during the fiscal year ended June 28, 2014.

Response:

In March 2014 Maxim completed a change in accounting method for federal income tax purposes as a result of the completion of a tax analysis. The $35.6M tax benefit was recorded in the first quarter in which the amount of the tax benefit was reliably measurable. The method change was related to the interaction between the extraterritorial income exclusion rules and the tax basis for fixed assets. This tax analysis increased the tax basis of assets and thereby reduced the difference between the book and tax basis of depreciable assets.  This resulted in the reduction of deferred tax liabilities related to fixed assets of $27.3M and the reduction of current tax liabilities of $8.3M.

Item 9A. Controls and Procedures, page 32

Changes in Internal Control over Financial Reporting, page 33

2.
We note that your disclosure here that “other than this acquisition, there were no changes in our internal control over financial reporting…” It appears from this disclosure that the acquisition of Volterra may have resulted in changes in your internal control over financial reporting that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. Please refer to the views of the staff of the Division of Management’s Corporate Finance in Question 3 of our FAQs on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports found at www.sec.gov/info/accountants/controlfaq.com. Consistent with the requirements of Item 308(c) of Regulation S-K, please provide us with details of any change that has materially affected or is reasonably likely to materially affect internal control over financial reporting.

Response:
Our disclosure under Item 9A. Controls and Procedures, Changes in Internal Control over Financial Reporting was not meant to infer that the acquisition of Volterra Semiconductor (“Volterra”) resulted in material changes in our internal controls over financial reporting. We affirm that there were no changes in our internal controls over financial reporting that occurred for the last quarter in the period ended June 28, 2014 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. For purposes of clarity, our future filings will unequivocally state, if applicable, that there were no changes in the internal control over financial reporting.

Item 15. Exhibits and Financial Statement Schedules, page 37

Note 12 - Segment Information, page 64

3.
We note in prior letters dated January 25, 2013, March 12, 2014 and April 23, 2013, you provided information regarding your analysis of the segment reporting guidance outlined in FASB ASC 280. We further note that subsequent to that date, you acquired Volterra Semiconductor. In addition, we note from recent filings and earnings calls that you have experienced greater declines and variability in certain of your businesses than you expected. In this regard, we note that you recorded $138 million of impairment charges relating to your MEMS business unit in the second quarter as a result of your decision to stop investment in that business. We further note from recent periods that your Mobility segment has experienced periods of increased inventory charges and declining margins. In light of these different events that could impact your prior conclusions regarding your segment presentation, please provide us with an updated analysis of how your current presentation complies with FASB ASC 280.

Response:
We periodically evaluate our segment reporting disclosures based on how our chief operating decision maker (the “CODM”) assesses performance of the operating segments and allocates the Company’s resources in order to help users of our financial statements accomplish the following:
a) Better understand the Company’s performance;
b) Better assess the Company’s prospects for future net cash flows;
c) Make more informed judgments about the public entity as a whole.

We manage our business via three groups, (the Communications and Automotive Solutions Group, the Industrial and Medical Solutions Group, and the Mobility Solutions Group (collectively the “Solutions Groups”)). Each Solutions Group develops building block technologies, integrates these into products, manufactures the products using common semiconductor manufacturing processes, and works with our centralized sales force and wholesale distributors to market our products to our customers. A building block technology developed by a Solutions Group may also be utilized by the other Solutions Groups resulting in some overlap of end customers between the three groups. Each Solutions Group develops digital, linear (analog) and mixed signal integrated circuits and has a similar organizational structure comprising business management, product definition, and engineering design functions. The Solutions Groups each have primary responsibility for their own strategic planning to sell to our end-customer markets. Each of the three Solutions Groups sells to all of our end-customer markets: a) consumer, b) computing, c) industrial, d) communications and data center and e) automotive. Each Solutions Group is considered an operating segment. We also note that post acquisition, Volterra, which sells primarily into the communications and data center markets, was operationally integrated into one of the reporting units which is part of the Communications and Automotive Solutions Group. Revenue related to Volterra semiconductor products for fiscal year 2014 represented less than 5% of total consolidated net revenue and therefore did not materially impact the results of the reporting unit. There have been no changes to the operating segments compared to the prior year.

We have aggregated the above three Solutions Groups which are considered operating segments as a single reportable segment. We have concluded that aggregation is appropriate based on the quantitative and qualitative factors as discussed in our response.

We identified our operating segments by applying the criteria of ASC 280-10-50-1 through ASC 280-10-50-9 as follows:
We determined that our CODM is our President and Chief Executive Officer.  Under ASC 280-10-50-5, the term CODM “identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity.” Accordingly, we reviewed our management structure and determined that the function of assessing the performance of three operating segments and allocating resources is conducted by our President and Chief Executive Officer.

We determined that the Solutions Groups are the level at which discrete financial information is used by the CODM to assess our performance and allocate resources. Our internal reporting structure reflects our management organization. The Company does not have a Chief Operating Officer and each of the senior vice presidents that manage our operating segments report directly to the CODM organizationally and is (a) directly accountable to, and maintains regular contact with the CODM, (b) assigned to a specific Solutions Group, and (c) responsible for managing the applicable Solutions Group and assessing the performance of those within it. The CODM makes resource allocation decisions for each individual segment after reviews and input from the senior vice presidents, who then allocate those resources within their respective segment.

Based on this review process, our presentation of segments is consistent with the way the CODM evaluates the Solutions Groups (segments) for performance and allocates resources of the Company to the segments.

We also considered the guidance within ASC 280-10-10-1, ASC 280-10-50-10, and ASC 280-10-50-11 with regard to aggregating our operating segments. ASC 280-10-50-11 provides that operating segments often exhibit similar long-term financial performance where “two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas” (see paragraphs ASC 280-10-55-7A through 55-7C and Example 2, Cases A and B (paragraphs ASC 280-10-55-33 through 55-36)):

a.	The nature of the products and services;
b.	The nature of the production processes;
c.	The type or class of customer for their products and services;
d.	The methods used to distribute their products or provide their services;
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Our analysis of the above factors is as follows:

a)
The nature of the products and services: We generate revenue solely through the sale of integrated circuits (“ICs”) to customers. These products have similar purpose and end use. For the nature of products and services to be “similar”, “they may be expected to have similar rates of profitability, similar degrees of risk, and similar opportunities for growth”.

All of the Company’s products are exclusively ICs. The Company’s revenues for all operating segments have similar degrees of risk as identified in our risk factors from the Company’s Risk Factors included in Item 1A of our Form 10-K for the fiscal year ended June 28, 2014.

We have concluded that the risk and opportunities related to the nature of the products and services are similar between all of the operating segments.

b)	Nature of production processes: All of the Company’s ICs are manufactured using a common manufacturing process which relies on the following:

1)	The Company’s own wafer fabrication facilities.
2)	Outsourced wafer fabrication facilities.
3)	After manufacturing, all wafers go through the same process of assembly, testing, packaging and shipping to customers.

The Company does not segregate product lines or operating segment’s products within the manufacturing processes. Substantially all of the Company’s manufacturing facilities, including equipment and employees used therein, are similar and common to all ICs.

We have concluded that the nature of the production processes is similar for all operating segments.

c)
The type or class of customer for their product or services: Our products are sold either direct to OEMs (or their subcontractors) or through distributors (to OEMs or their subcontractors). The Company does not bifurcate its sales efforts or sales force such that certain products are sold through an OEM or distribution channel. In addition to the above:

1) We employ a centralized sales and marketing function whereby employees in this department act as a pool of resources to support all of our operating segments.
2) Sales and marketing efforts (and strategies) are not bifurcated by region or geography.
3) We do not have separate or discrete sales and marketing professionals within any operating segment.
4) There is overlap of customers across operating segments.

We have concluded that our sales efforts and sales force are similar for all operating segments.

d)
The methods used to distribute their products or provide their services: As discussed above, our products are sold either to OEMs or through distributors. All products are shipped to customers via air, vehicle or boat, depending on the distance and customer shipping requests.

We have concluded that the distribution channels employed for selling the Company's products are similar for all operating segments.

e)	If applicable, the nature of the regulatory environment, for example banking, insurance, or public: We do not believe this metric is applicable to the Company.

In addition to the above, we have assessed the economic characteristics of our operating segments. In addition to assessing long-term performance based on historical indicators, paragraph ASC 280-10-55-7A states that the similarity of the economic characteristics should be evaluated based on future prospects. Our analysis in regard to economic similarity considered the following:

1)	Paragraph ASC 280-10-50-11 provides that operating segments are considered to be similar if they can be expected to have essentially the same future prospects.

2)	ASC 280-10-50-11 specifically mentions that segments with similar economic characteristics would be expected to have similar long-term average gross margins.

In determining whether operating segments may be aggregated with respect to their “similar economic characteristics,” the Company quantitatively reviewed gross margins as used by the CODM corresponding to the form 10-K for the fiscal year ended June 28, 2014. We are separately providing to the Staff as a supplemental submission, this gross margin information. The format of the gross margin information provided is consistent with the information previously provided to the Staff in our comment letter response dated April 23, 2013. The Company is providing this report separately as a supplemental submission pursuant to Rule

12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). Under separate cover provided by the Company's counsel, Weil, Gotshal & Manges LLP, the Company has requested that the materials be promptly destroyed or otherwise returned to it following completion of the Staff's review in accordance with Rule 12b-4 and has requested confidential treatment of those materials pursuant to 17 C.F.R. §200.83.

In addition, the Company reviewed the gross margin by Solution Group for the fiscal year, six months, year-to-date ending December 27, 2014 and noted that the results were consistent with fiscal year 2014 results.
Our consolidated GAAP gross margin is calculated at a corporate level from our Enterprise Resource Planning (ERP) system and is subject to our framework of internal control over financial reporting. Our ERP system has not been configured to provide GAAP financial information at the Solutions Group level. Reserves related to revenue, cost of goods sold, and inventory are booked at the consolidated level, therefore the Solutions Group revenue and gross margin is non-GAAP. The CODM only receives GAAP financial information at a consolidated level.

Our CODM package is an internal report generated by our Finance department and is prepared in a separate database that contains customer order and expense information. This separate database contains an allocation table maintained by Finance, by part number, to allow compilation of data at a Solutions Group level. Corporate level accounting entries are generally not allocated.

ASC 280-10-50-11 related to aggregation criteria specifically mentions gross margin as an example. However, consistent with ASC 280-10-55-7A through ASC 280-10-55-7C, as mentioned above, the Company also considered other available indicators of economic similarity in the CODM package that could potentially be utilized to make decisions about resources to be allocated to its operating segments and assess their performance. The Company also considered operating margin as a quantitative factor in assessing whether the Solutions Groups exhibit similar economic characteristics.

Operating margins as presented in the CODM package are also not reflective of the economic performance of the Solutions Groups for resource allocation decisions. Over 60% of the operating expenses are allocated across the Solutions Groups given our common engineering, sales, marketing, and administrative resources and are not necessarily reflective of direct usage by the Solutions Groups. As of the end of fiscal year 2014, over 78% of the Company's employees were in shared resource groups (manufacturing, engineering, sales, marketing, and G&A) and the employees who were dedicated to a particular Solutions Groups were allocated evenly (22% of our total workforce are assigned to the Solutions Groups). Consequently, the proportion of allocated costs limits the usefulness of operating margin as compared to gross margin. We also do not cross-charge R&D expense for technology used by one Solutions Group that was produced by a different Solutions Group. As a result, operating margin as presented in the CODM package does not reflect the level of overall historical expense associated with the product sales by an individual Solutions Group. Moreover, as the CODM allocates resources to Solutions Groups to develop particular technologies based on technical expertise or engineering capacity, this resource allocation can decrease operating margin for a Solutions Group for a period. Due to the above, operating margin is not used in Solutions Group resource allocation decisions by the CODM. The Company believes that Solutions Group operating margin is not a measure of the quality of our earnings, the efficiency of our R&D resources, our technology leadership, or the best indicator for determining economic similarity.

As a result of this analysis of quantitative factors, the Company determined that gross margin is the best measure of the quality of our earnings, the efficiency of our R&D, and our technology leadership, and is utilized by the CODM in resource allocation decision-making.

The factors that impact gross margins are similar for all three Solutions Groups and their associated products. These factors include intellectual property content, product differentiation, time to market, stage of the product within the product life cycle, competitive environment, cost and complexity of the manufacturing process, and changes in the mix of products and product lines within a Solutions Group. Additionally, each Solutions Group is subject to the overall cyclical nature of the semiconductor industry. Gross margins for all Solutions Groups are impacted similarly due to changes in the above factors. As the staff has noted, our Mobility operating segment experienced periods of increased inventory charges and lower gross margins in recent periods. We do not consider these changes to be indicative that the Mobility operating segment’s economic characteristics are diverging significantly over the long term from those of our other two operating segments as evidenced by the gross margin information we have supplementally provided.

Our Company’s consolidated historical and long-term forecasted weighted average gross margin, from fiscal 2010 through fiscal 2018 approximates 62.3%. For each Solutions Group, both the historical and long-term forecasted average gross margins are currently within a range of plus or minus ten percent (not points) of the consolidated average gross margin figure. In addition, the Company’s average historical gross margin analysis from fiscal 2010 through 2012 previously submitted to the Staff ranged from 56.4% to 68.7% and now the average historical gross margins have narrowed to 57.7% to 67.8% over the past five years. Considering the results of this quantitative analysis together with our qualitative analysis, the Company has concluded that the Solutions Groups are economically similar.

In addition to evaluating the long-term average gross margins of the Solutions Groups, we have also considered the following factors in reaching the conclusion regarding the similarity of the Solutions Groups’ economic characteristics:

1)
Capital Intensiveness: Each of the Solutions Groups substantially relies on a common pool of fixed assets in carrying out its operations and assets which are not uniquely owned by a specific Solutions Group. Further, all of our Solutions Groups generate revenue through the sale of linear and mixed-signal ICs and each requires an equivalent level of capital intensity.

2)
Competitive Risks: The semiconductor industry is characterized by rapid technological change, competitive pricing pressures, and cyclical market patterns. All these factors similarly impact each of the three Solutions Groups.

3)	Operating Risks: We use a common set of manufacturing operations with respect to our products.

As a result, we do not believe that there are unique operating risks related to each of the three Solutions Groups. As the Staff has noted, we recently recorded $138 million of impairment charges related to our Sensing Solutions reporting unit (i.e. MEMS business unit). The MEMS business unit was operationally included within our Mobility operating segment and has accounted for less than 5% of our total consolidated assets, net revenue and operating income and did not significantly impact the Mobility operating segment.

Based on both our quantitative and qualitative analysis, the Company has concluded aggregation into one reportable segment is appropriate.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 601-5865 with any follow-up questions you may have.

Sincerely,
MAXIM INTEGRATED PRODUCTS, INC.

/s/	Bruce E. Kiddoo
By:	Bruce E. Kiddoo
Senior Vice President and Chief Financial Officer

/s/	Dave Caron
By:	Dave Caron
Vice President Accounting and Corporate Controller